                      February 7, 2003

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TMP Worldwide Search, Inc. Application for Withdrawal of Registration Statement on Form 10 (No. 000-50129) filed on December 19, 2002

Ladies and Gentlemen:

        TMP Worldwide Search, Inc., a Delaware corporation (the "Registrant"), hereby makes this application to withdraw the Registration Statement on Form 10, File No. 000-50129, filed by the Registrant with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with all exhibits thereto (the "Registration Statement"). The Commission has not declared the Registration Statement effective. The Registrant's grounds for withdrawing the Registration Statement are to prevent the Registration Statement from automatically becoming effective by lapse of time 60 days after the date originally filed pursuant to Section 12(g)(1) of the Exchange Act before the Registrant has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Commission.

        The Registrant intends to address all of the Staff's comments as soon as practicable by filing an Information Statement on Schedule 14C which will be responsive to the Staff's comments.

        The undersigned, on behalf of the Registrant, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

Very truly yours,
TMP Worldwide Search, Inc.
By:	/s/ JON F. CHAIT Jon F. Chait Chief Executive Officer